                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                            Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934

             For the fiscal years ended December 31, 1998 and 1997

                        Commission file number 1 - 12082


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
                           c/o Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Hanover Direct, Inc.
                              1500 Harbor Boulevard
                           Weehawken, New Jersey 07087

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Hanover Direct, Inc. Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Hanover Direct, Inc. Savings and Retirement Plan, formerly The Horn & Hardart Company Savings Plan, (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


New York, New York                              ARTHUR ANDERSEN LLP
June 11, 1999

                 HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
               (FORMERLY  THE HORN & HARDART COMPANY SAVINGS PLAN)
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1998 AND 1997
                                   U.S. $000'S

                                                                               1998
                                         ---------------------------------------------------------------------------------------
                                           Stable     Spectrum    Spectrum      New      International    Hanover
                                            Value      Income      Growth     Horizons       Stock      Direct, Inc.
                                            Fund        Fund        Fund        Fund         Fund        Stock Fund     Total
                                         ----------  ----------  ----------  ----------  -------------  -----------  -----------
ASSETS:
   Fund Receivable                       $   20,479  $    9,659  $   20,666  $   19,302    $  6,224      $  1,644    $    77,974
   Plan Participant Loan Receivable         444,804          --          --          --          --            --        444,804
   Investment in Fund                     4,174,530   2,415,327   7,488,010   1,951,442     722,093            --     16,751,402
   Investment in Hanover Direct , Inc.
      Common Stock (at market)                   --          --          --          --          --       693,128        693,128
                                         ----------  ----------  ----------  ----------    --------      --------    -----------
                 TOTAL ASSETS             4,639,813   2,424,986   7,508,676   1,970,744     728,317       694,772     17,967,308

LIABILITIES AND FUND BALANCE:
   Contributions Payable to:
      Hanover Direct, Inc. and
        Subsidiaries (Forfeitures)           50,302          --          --          --          --            --         50,302
                                         ----------  ----------  ----------  ----------    --------      --------    -----------
      NET ASSETS AVAILABLE FOR BENEFITS  $4,589,511  $2,424,986  $7,508,676  $1,970,744    $728,317      $694,772    $17,917,006
                                         ==========  ==========  ==========  ==========    ========      ========    ===========


                                                                               1997
                                         ----------------------------------------------------------------------------------------
                                           Stable     Spectrum    Spectrum      New      International    Hanover
                                            Value      Income      Growth     Horizons       Stock      Direct, Inc.
                                            Fund        Fund        Fund        Fund          Fund       Stock Fund      Total
                                         ----------  ----------  ----------  ----------  -------------  ------------  -----------
ASSETS:
   Fund Receivable                       $   24,198  $    9,908  $   22,741  $   18,736    $  6,381      $  1,131     $    83,095
   Plan Participant Loan Receivable         446,640          --          --          --          --            --         446,640
   Investment in Fund                     4,016,561   2,182,790   6,846,725   1,423,975     490,074            --      14,960,125
   Investment in Hanover Direct , Inc.
      Common Stock (at market)                   --          --          --          --          --       622,060         622,060
                                         ----------  ----------  ----------  ----------    --------      --------     -----------
                 TOTAL ASSETS             4,487,399   2,192,698   6,869,466   1,442,711     496,455       623,191      16,111,920

LIABILITIES AND FUND BALANCE:
   Contributions Payable to:
      Hanover Direct, Inc. and
        Subsidiaries (Forfeitures)          161,982          --          --          --          --            --         161,982
                                         ----------  ----------  ----------  ----------    --------      --------     -----------
      NET ASSETS AVAILABLE FOR BENEFITS  $4,325,417  $2,192,698  $6,869,466  $1,442,711    $496,455      $623,191     $15,949,938
                                         ==========  ==========  ==========  ==========    ========      ========     ===========

          The accompanying notes are an integral part of this statement

                 HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
                (FORMERLY  THE HORN & HARDART COMPANY SAVINGS PLAN)
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                   U.S. $000'S


                                                   Stable     Spectrum    Spectrum      New
                                                    Value      Income      Growth     Horizons
                                                    Fund        Fund        Fund        Fund
                                                 ----------  ----------  ----------  ----------
INCREASE IN NET ASSETS:
   Interest/Dividend Income                      $  235,000  $  181,302  $  641,305  $   99,179
   Change in Plan Participant Loan Receivable         9,281       1,359     (47,781)     18,530
   Contributions:
       Participants                                 640,081     206,738     498,997     444,538
       Hanover Direct, Inc. and Subsidiaries        (43,595)     58,609     137,076     119,074
       (net of credited forfeitures of $156,805)
   Interfund Transfers                              128,711      30,903    (130,730)    (13,744)
                                                 ----------  ----------  ----------  ----------
                     TOTAL ADDITIONS                969,478     478,911   1,098,867     667,577

DECREASE IN NET ASSETS:
   Disbursements, Withdrawals, Terminations and
      Administrative Costs                          845,998     207,106     710,686     144,643
   Unallocated Forfeitures                         (140,614)      5,442      14,767       4,794
   Net Change in Depreciation (Appreciation) on
      Fund Investments                                   --      34,075    (265,796)     (9,893)
                                                 ----------  ----------  ----------  ----------
   Total Deductions (Additions)                     705,384     246,623     459,657     139,544
                                                 ----------  ----------  ----------  ----------

Net Increase (Decrease)                             264,094     232,288     639,210     528,033

NET ASSETS AVAILABLE FOR BENEFITS:

        Beginning of the Year                     4,325,417   2,192,698   6,869,466   1,442,711
                                                 ----------  ----------  ----------  ----------

        End of the Year                          $4,589,511  $2,424,986  $7,508,676  $1,970,744
                                                 ==========  ==========  ==========  ==========


                                                  International    Hanover
                                                      Stock      Direct, Inc.      Plan
                                                      Fund        Stock Fund      Total
                                                  -------------  ------------  -----------
INCREASE IN NET ASSETS:
   Interest/Dividend Income                          $ 26,474      $     --    $ 1,183,260
   Change in Plan Participant Loan Receivable           4,035         1,976        (12,600)
   Contributions:
       Participants                                   159,249        31,081      1,980,684
       Hanover Direct, Inc. and Subsidiaries           43,485         8,291        322,940
       (net of credited forfeitures of $156,805)
   Interfund Transfers                                (21,334)        6,194             --
                                                     --------        ------    -----------
                     TOTAL ADDITIONS                  211,909        47,542      3,474,284

DECREASE IN NET ASSETS:
   Disbursements, Withdrawals, Terminations and
      Administrative Costs                             39,301        62,101      2,009,835
   Unallocated Forfeitures                              2,610         1,321       (111,680)
   Net Change in Depreciation (Appreciation) on
      Fund Investments                                (61,864)      (87,461)      (390,939)
                                                     --------       -------    -----------
   Total Deductions (Additions)                       (19,953)      (24,039)     1,507,216
                                                     --------       -------    -----------

Net Increase (Decrease)                               231,862        71,581      1,967,068

NET ASSETS AVAILABLE FOR BENEFITS:

        Beginning of the Year                         496,455       623,191     15,949,938
                                                     --------       -------    -----------

        End of the Year                              $728,317      $694,772    $17,917,006
                                                     ========      ========    ===========


          The accompanying notes are an integral part of this statement

               HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

              (formerly The Horn & Hardart Company Savings Plan)

                          NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31,1998 and 1997


1. DESCRIPTION OF THE PLAN

The Hanover Direct, Inc. Savings and Retirement Plan, formerly The Horn & Hardart Company Savings Plan, (the "Plan") commenced April 1, 1983. Participation in the Plan is available to all eligible employees of Hanover Direct, Inc. and its subsidiaries (the "Company") who have attained the age of 21, have credit for not less than one year of service (1,000 hours), and have applied for participation in the Plan.

Participants whose annual base salary is under $80,000 may make pretax contributions of up to 10% of his/her total annual compensation ("Employee Contribution"). The Company matches one-third of these pretax contributions up to 6% of his/her total annual compensation ("Employer Contribution"). The participants have the right to elect that contributions (Employee and Employer) be allocated to any combination of five funds administered by T. Rowe Price Retirement Plan Services, Inc. ("TRP"). During 1998, the following five funds were available: Stable Value Fund, Spectrum Income Fund, Spectrum Growth Fund, New Horizons Fund and International Stock Fund. The Hanover Direct, Inc. Stock Fund is also available to participants.

A participant whose total annual compensation is in excess of $80,000, or a highly compensated employee ("HCE"), is limited to pretax contributions of 5% of his/her total annual compensation up to a maximum compensation limit of $160,000. The Company matches one-third of these contributions.

The maximum limitation on employee pretax contributions was $8,000 in both 1998 and 1997.

There were 1,223 and 1,112 participants in the Plan at December 31, 1998 and 1997, respectively.

A participant will become 100% vested in the account value of the Employer's Contribution upon the earlier of: the completion of five calendar years of vesting service, retirement or termination after reaching age 65, death while an employee, or because of permanent disability. Participants are fully vested in their Employee Contributions immediately. A participant may elect to withdraw from his/her account an amount not to exceed his/her vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contribution for that particular year. Forfeitures that can be used to reduce future employer contributions amounted to $50,302 and $161,982 at December 31, 1998 and 1997, respectively. The forfeitures of 1997 were utilized to reduce Employer Contributions during 1998.

Participants are allowed to take out loans of up to 50% of their individual vested balance as of the most current Plan valuation. The minimum loan is $500 while the maximum is $50,000. The loans can be for a period between one to five years in whole year increments, except when used to purchase a primary residence which can have a period of up to 30 years. Loans bear a fixed rate of interest of the prime rate plus one percent, determined at the time of loan issuance. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

The Plan participant loan receivable amounted to $444,804 and $446,640 at December 31, 1998 and 1997, respectively, with interest rates ranging from 7% to 10%. Vested benefits payable to terminated employees amounted to $694,956 and $810,692 at December 31, 1998 and 1997, respectively.

The Plan is administered by the Administrative Committee (the "Committee") which is comprised of three persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

Administrative costs of the Plan that were borne by Hanover Direct, Inc. were $7,141 and $10,174 in 1998 and 1997, respectively. Additionally, certain administrative costs of the Plan are borne by participants of the Plan and amounted to $50,517 and $33,360 in 1998 and 1997, respectively. These costs are included in disbursements, withdrawals, terminations and administrative costs.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in the Company's common stock are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the moving weighted average method. In 1998 and 1997, investments held by TRP in the Stable Value Fund, Spectrum Income Fund, Spectrum Growth Fund, New Horizons Fund, International Stock Fund and the Company's Stock Fund are stated at market value.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

3. INVESTMENTS

The Plan's participants are given the option to invest in five funds, in addition to the Company's Stock Fund. These funds are as follows: The Stable Value Fund is a common trust fund which invests in investment contracts selected by TRP which are reported at their estimated fair value. The Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic and foreign bond funds. It may allocate up to 25% of its assets to stock funds. The Spectrum Growth fund seeks long-term capital appreciation and growth of income, with current income as a secondary objective. It invests primarily in domestic stock funds and also in a foreign stock fund. The New Horizons Fund provides long-term capital growth by investing primarily in common stocks of small rapidly growing companies. The International Stock Fund seeks to provide capital appreciation through investment in well-established non-US companies. Contributions to the Hanover Direct, Inc. Stock Fund were invested in the common stock of the Company, a party-in-interest. As of December 31, 1998 and 1997, the stock fund held 201,637 and 207,353 shares of Company common stock, respectively, at aggregate corresponding market values of $693,128 and $622,060. All of the above-mentioned investments exceed 5% of the Plan's net assets available for benefits as of December 31, 1998 with the exception of the International Stock Fund and the Hanover Direct, Inc. Stock Fund.

4. CONTRIBUTION RECEIVABLE

The total contribution receivable consists of unallocated Employee and Employer Contributions owed to the Plan as of the Plan year-end. There were contributions receivable of $77,974 and $83,095 as of December 31, 1998 and 1997, respectively. The unallocated Employee and Employer contributions owed to the Plan for 1998 were received by the fund in January 1999.

5. CONTRIBUTION PAYABLE

The December 31, 1998 and 1997 contribution payable consists of unvested Employer Contributions forfeited by terminated Plan participants. Forfeited amounts were used to reduce the Employer contributions to participants in 1998.

6. NET DEPRECIATION/ (APPRECIATION) ON FUND INVESTMENTS

The net depreciation/(appreciation) of fund investments at December 31, 1998 consists of unrealized appreciation of approximately $352,000 and an aggregate realized gain of approximately $39,000. The Plan sold investments during the 1998 Plan year with approximate aggregate costs of $4.66 million, resulting in aggregate proceeds of approximately $4.70 million. The realized gain/loss on the investments sold is the difference between the market value at the beginning of the Plan year (or on the purchase date if purchased during the Plan year) and the date of sale.

7. PLAN TERMINATION

The Plan may be terminated at any time at the Company's sole discretion, although the Company has not expressed any intention to do so currently. Upon termination, contributions by the Company and participants cease and all Company contributions, which had been credited to each participant's account, become fully vested immediately.

8. TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of October 6, 1994, is qualified under Section 401(k) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes. The Plan was amended and restated during the year ended December 31, 1989 to reflect the impact of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988.

9. OTHER INFORMATION

Other than the aforementioned contributions to the Hanover Direct Inc. Stock Fund which were invested in the common stock of the Company (Note 3), there were no transactions with parties-in-interest, as defined by the Employee Retirement Income Securities Act of 1974, for the years ended December 31, 1998 and 1997. There were no loans, fixed income obligations or leases which were either in default or classified as uncollectable at December 31, 1998 and 1997.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    HANOVER DIRECT, INC. SAVINGS AND
                                            RETIREMENT PLAN


DATE: June 28, 1999                     By: Ralph Bulle
                                            -------------------------
                                            Ralph Bulle
                                            Senior Vice President
                                            Human Resources

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (FORMERLY THE HORN & HARDART COMPANY SAVINGS PLAN)
                               FORM 5500 ITEM 27a
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1998


                                                                       CURRENT
                DESCRIPTION                                 COST        VALUE
                                                        -----------  -----------
Stable Value Portfolio-T Rowe Price Retirement
Plan Services Inc.                                      $ 4,174,530  $ 4,174,530
Spectrum Income Portfolio-T Rowe Price Retirement
Plan Services Inc.                                        2,448,351    2,415,327
Spectrum Growth Portfolio-T Rowe Price Retirement
Plan Services Inc.                                        7,269,413    7,488,010
New Horizons Portfolio-T Rowe Price Retirement
Plan Services Inc.                                        1,931,885    1,951,442
International Stock Portfolio-T Rowe Price Retirement
Plan Services Inc.                                          665,579      722,093
Hanover Direct, Inc. Common Stock(1)                        602,955      693,128
Plan Participant Loan Receivable(2)                         444,804      444,804
                                                        -----------  -----------
    TOTAL ASSETS HELD FOR INVESTMENT PURPOSES           $17,537,517  $17,889,334
                                                        ===========  ===========

(1)   Represents party-in-interest. Common stock par value is $.6667 per share.


(2) Terms of these loans generally range from 1 to 5 years (up to 30 years if used to purchase a primary residence) and bear interest at prime plus one percent.

              HANOVER DIRECTION, INC. SAVINGS AND RETIREMENT PLAN

              (formerly The Horn & Hardart Company Savings Plan)

                             FORM 5500 - ITEM 27(d)

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998


There were no reportable transactions in 1998.

                                    EXHIBIT 1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Hanover Direct, Inc.'s (formerly The Horn & Hardart Company) previously filed Registration Statement (File.
No. 2-94286).



New York, New York                           ARTHUR ANDERSEN LLP
June 28, 1999